Free Writing Prospectus

Filed Pursuant to Rule 433

Reg. Statement No. 333-173886

Investor Relations

30 July 2013

Barclays PLC 2013 Interim Results and Leverage Plan

Analyst Q&A Transcript

Chris Manners, Morgan Stanley

My first question is about the movements in the CRD4 and the PRA leverage ratios, and the restatement from the Pillar 3 of the 2.8 to the 2.5. Could you sort of run us through...? Those revisions, are there any mitigating actions that you can take to reduce that potential future exposure add-on, the 287, that you haven’t built into your plan that you’re announcing with the Rights Issue today?

The second one was on the cost of deleveraging. I know you’re saying it’s not going to take anything off the revenue line, but are there other areas that may help you to hit your targets that will cost some revenue, but not that much, and that you’ll then be able to actually be able to do? I’m thinking about things like your 187 billion of undrawn commitments that you have that you haven’t been saying that you’re going to be able to cut, but presumably you don’t generate a lot of revenue from that and it could be a big thing on your denominator you could take down.

Antony Jenkins, Group Chief Executive

Thanks, Chris. Let me take the second part of your question first, and then I’ll ask Chris to answer the first part. On the second part, what we’re trying to do here is respond to the request from the PRA to achieve the leverage ratio requirement by June of next year, and so inevitably the flexibility we have around the levers at our disposal is more limited than if we had a longer time period. We remain committed at Barclays to continuing to look at opportunities to de-lever the balance sheet more. I have in this first instance focused on things which would not destroy revenue or profit, because I don’t think that’s the right thing to do for shareholders. But given more time, there might be areas that we could reduce at little or no cost that would be minimally capital destructive. And those are things that we’re looking at, and as I said in my speech, we’ll come back to you and tell you at future updates what we plan to do. But this is not where we intend to stop on the size of the gross balance sheet, we’ve got a lot more work to do around that, and you reference one area which is an area that we are looking at closely. Chris, do you want to cover the CRD4?

Chris Lucas, Group Finance Director

Let me do that, and it’ll take a few minutes, but I think it’s worth just running through it, and I’m looking at page 5 of 33 for the analysis. And if I look at the right-hand column you’ll see that based on a fully loaded CRD4 leverage exposure measure, we’re at 1,559. I use that as a reference point, because if you go back to the end of FY12 you’re at 1,413, and that movement in balance sheet is an important part of why the gap has moved from 7 billion to 12.8 billion. But if you look at the reconciliation between the two, there are two elements in it. There is the 85 billion, which is due to the inclusion in the calculation of exchange traded derivatives, and centrally cleared OTCs. That’s the 85. The 61 is largely seasonal activity, which we traditionally have a higher year-end number than we have during the period. If you get to the 1,559, and then take the CRD4 fully loaded Tier 1 capital of 38.3 that gets to 12.5%. The fully loaded CT1 capital at 38.1, of which you take off 4.1 for PRA Tier 1 adjustments, and that’s the 4.1 and you get to 34.0. You then get the leverage ratio by calculation of 2.2%, and that gives us a gap of 12.8, which we then go through to set out the changes. A bit of a long conversation, but I think helpful to go through it.

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Raul Sinha, JP Morgan

Good morning, Antony; good morning, Chris. The first question I had was on your guidance for the fully loaded CRD4 Basel III Core Tier 1 to reach somewhere around 10.5% plus by end of 2015. I mean I’m sort of struggling to see how it takes you over two years to get from 9.3 to 10.5, and I’m wondering if I’m missing something within that calc, or is that just you being conservative?

Antony Jenkins

Well, can I just correct you mildly there? We actually said by the beginning of 2015, not the end.

Raul Sinha

Right; my apologies.

Antony Jenkins

So that’s that one. The second one?

Raul Sinha

The second one I had was obviously you’ve raised 5.8 billion of new capital today. What should we think in terms of the deployment of this capital, and how should we think about the US assets that you talked about at the IB Investor Day, when you talked about Section 165? Do we think that still you would be talking about reducing the size of the US balance sheet, or will you be injecting some of this capital into the US to support the operations over there?

Antony Jenkins

So as you know on s165, there is no published policy or regulation on that at this point in time, so it’s very hard to comment on the precise operation of that. But as you’d imagine we’ve done a considerable amount of scenario planning around that, and we believe that with enough time we can modify the business model to accomplish most of the scenarios we can foresee around s165. Obviously carrying more capital allows us to have flexibility around that. But I’d also go back to the answer to my previous question, which is that actually we do think there is opportunity to continue to de-lever the business, and we think that that’s appropriate in the current climate. So there are a lot of things going on here and a lot of things that we’ll need to continue to keep an eye on. But what we’ve tried to do today is put together a package of measures which dramatically reduce uncertainty for our shareholders, both around capital and conduct.

Raul Sinha

Sure. If I can just follow up on that, Antony? I mean obviously I get the fact that you’re meeting the regulatory requirements. My question relates to how you would deploy the capital within the business, and if I can just clarify, going back to the strategy presentation on Transform, you had highlighted that 75% of new capital at Barclays would be going to non-IB businesses. Would that still broadly hold the case with this additional capital boost?

Antony Jenkins

Yes. There’s no difference in the strategy here. This is designed to address primarily the requirements to achieve the leverage ratio by June 2014.

JP Crutchley, UBS

Morning, all: JP here. I’d like to maybe explore the fees as it involves alluding to them in more detail. I’ve gone back to the original strategy presentation, and it’s noticeable in a way, because the word leverage isn’t mentioned once in that presentation; it’s a bit like it wasn’t even used as a calibration for the business, and clearly here we are less than six months later and it’s a fairly fundamental calibration for the business. So I guess the first question is now if you were thinking about the strategy of a business and where you want to allocate capital, to what degree would you use that leverage further as a constraint in terms of thinking about where you want to be. Because I mean fundamentally it seems to me that the driver of the increased assets that the PRA are looking at is all down to the IB, and clearly there’s a number of businesses which, if you’re looking at it through a pure leverage lens, are not generating sufficient return to warrant the returns that are being required at a Group level. If you look at strategy now from a leverage constraint rather than a capital constraint and risk asset constraint, which is very much the focus of the Strategic Review, would the conclusions not be different?

The second question then comes back to almost a shareholder perspective. Because what strikes me is, fundamentally if the PRA is demanding of Barclays, and therefore fundamentally its Investment Bank, a tougher, more restrictive hurdle in terms of the amount of capital because of the requirement it’s putting on, which are a great deal more onerous than the rest of the pack are being held to - and you implicitly acknowledge that yourself in terms of your adjusted leverage hurdle, though, which is much more akin to the peer group number where you talk about a 20 times or a 5% ratio - if I’m an investor in Barclays, then the question must be can Barclays Investment Bank achieve a return on that incremental capital, either by charging more or paying your staff less, to a degree that I can get a return that justifies it. Because again I’m wresting with that, and it does seem to me that, once again you should probably be more honest about returns the Investment Bank is actually generating. Because you print in the results today a 15% return on equity in the Investment Bank, which is clearly and patently a fiction, because all of this incremental equity is fundamentally supporting the Investment Banking balance sheet. You allocated your Group numbers a 20 billion capital base for it, which must be north of 30 if we actually work through what the PRA is requiring for that balance sheet to be supported, and the returns on the Investment Bank must be sub-10% and hard to see how they get much higher as the business is monthly changing. So I mean it all comes back to the same question: essentially, to what degree have you thought hard about the size and shape of the business given this is a constraint which really wasn’t the case back in February, and to what degree can you shift and adjust the business to fundamentally get to returns above the acceptable level, which I just can’t see you doing at the moment? Thank you.

Antony Jenkins

Well, thank you. It’s a long and complicated, but I think very…

JP Crutchley

I think it’s very fundamental, too, yes.

Antony Jenkins:

I was just about to go on to say a very good question. So let me just sort of backtrack to where we were in February. And what we announced was six financial commitments, one of which was around the risk-weighted balance sheet, and we said we were targeting 440 billion by the end of 2015, and frankly we have predicated the strategy on driving towards a risk-weighted view of the balance sheet, not a gross view of the balance sheet. Now, since then of course, on both sides of the Atlantic, the gross balance sheet has become an area of intense focus, and I to think it’s appropriate for us to go back and look at the 75 business unit portfolio analysis which we ran, as you know, to underpin and define the strategy through this new lens of the impact of the leverage ratio; your point about capital associated with that is well taken, and we will do that. What I am trying to solve for here fundamentally is two things. One is a level of capital that meets and exceeds, of course, the regulatory requirement, which is why we set the CET1 at 10%, 150 basis points above the 7% plus the G-SIFI premium; that’s one thing. The second thing that I have to deliver is return on equity above the cost of equity for our shareholders. So I’m frankly disappointed that the actions that we’re taking today will delay that. But that RoE itself it made up of the components of the 75 different businesses, and we may see a rebalancing of the business model further as a result of that. As the last questioner reminded us, we did say that the vast majority of new equity would be deployed to businesses that are not investment banking, and so we need to go and do that work. But I’ll assure you that the focus remains on achieving the CET1 and RoE above COE objectives and that may cause us to modify the strategy. What I couldn’t do is confidently modify the strategy in the basically 11 months that I have to June ’14. So this package of measures is the best package of measures that we identified to achieve the leverage ratio target in the required timeframe, and to protect value for shareholders. Over time, as I said previously, we will continue to de-lever the balance sheet, and it’s likely to be in areas where returns aren’t as good. And we will update you on that periodically.

Fiona Swaffield, RBC

Hi. Good morning. I just wondered if we could talk a little bit more about the second quarter fixed income performance and whether you see that number as a new base, because obviously I think it’s one of the lowest numbers for a while, and particularly kind of the trends going forward in the rate or the macro products business versus credit products. Thank you.

Antony Jenkins

I don’t think it does represent the new base for us. I think it was a reflection of our model which, as you know, is a flow model where we tend to perform less well in up markets and better in down markets than our competitors. You saw something similar in the third quarter of last year, and as you know right at the very end of that quarter there was a number of actions, comments, from the Fed which partly impacted revenues. But by and large, Fiona, I wouldn’t see this as anything that’s part of a trend. And as you’ll observe year-on-year, although the FICC revenues were down 13%, that’s largely driven by very strong performance that we had in the first half of 2012, and Q2 is also partially affected by some of the decisions we took to reduce Legacy assets. There was a small cost associated to that which had a bit of an effect depressing the FICC revenues, but it’s not a trend.

Chintan Joshi, Nomura

Good morning, gents. A few questions, please. If I start off with a follow-up on Raul’s question, you mentioned in your Strategy Day the 25% allocation to investment banking but if I look at your strategy presentation, you talk about a 47 billion growth in risk-weighted assets of which 15-25 comes from the investment bank. So, even if I take 15, the low end of that, it sounds about a third of the capital or new investments go to Investment Bank. If I take the midpoint, then it’s kind of closer to half. So, I’m just struggling how you could manage, given the regulatory pressures, that only a quarter of your new capital goes to the Investment Bank because I see it as a bigger number than that.

The other question was if I assume that you’re going to reduce by 80 billion, and you’re clearly saying today that you will reduce your balance sheet more, and then if I work towards the capital hole that’s left after the capital raise - after the rights issue - and the AT1, I get about £2.6 billion hole. I mean, am I correct that that is the number that you need to get through retained earnings and other measures? And if that is correct, then it doesn’t look very demanding in the context of the earnings power of the franchise. That begs the question that couldn’t the rights issue be a bit smaller? Or you’re factoring something between now in the next 12 months that I’m not seeing. So, if you could throw some light on that calculation.

Antony Jenkins

Yes. Let me take that second question first. So, you’re right, that the balancing element, if you like, is retained earnings and other capital-accretive activities. The judgement that we have to make in putting this plan together was to have a plan that had low execution risk but gave us high confidence of achieving the June 2014 deadline with the elements at hand and so I am confident that we’ve put that plan together and I think we’ve erred on the side of caution.

The reason why we’ve done that, of course, is to reduce uncertainty for our shareholders and I think the shareholders will understand that. In terms of your question on capital, remember that there’s a lot of moving parts in the Investment Bank. Some of it is driven by legacy assets which carry very high levels of RWAs and which increase as we implement Basel III but the underlying business in terms of allocation of capital is very much in line with the numbers that were quoted previously and I do want to say that, as you’ll recall from the presentation we gave, we said that in the Exit Quadrant there were £95 billion of RWAs.

We’ve exited £25 billion of those in the first half of this year, so I’m very happy with the run-down of the legacy assets but the picture is quite complicated in terms of the ins and outs and the impact of the regulatory change. And if you want more specific detail on that, then Charlie Rozes in Investor Relations can help you go through that.

Chintan Joshi

Thanks. Can I just have a quick detailed question? I just wanted to know the P&L of the exit business and also what the Investment Bank component of that was.

Antony Jenkins

Of the £25 billion?

Chintan Joshi

Yes, on the fourth quarter and basically what’s the Group P&L number for the first half this year and if you have the Investment Bank number for that as well.

Chris Lucas

I’m just digging it out.

Antony Jenkins

The vast majority of those assets were Investment Bank assets and the income was about £88 million.

Chris Lucas

It’s on page 40 of the results announcement.

Chintan Joshi

Oh, brilliant. Thank you.

Peter Toeman, HSBC

Morning. I was just interested in the PRA and their definition of leverage which they published in June. They don’t seem to have included, for you or for any of the UK banks, any AT1 capital and in the slide you’ve given us this morning, you intend to issue... make good 0.1% of the deficit for issuing AT1. I’m just wondering why you haven’t chosen to issue more AT1, why you’re relying on conventional equity to fill the gap as opposed to AT1 issuance. Does this reflect a degree of conservatism at the PRA about the appropriate level of AT1?

Antony Jenkins

I want to just draw everybody on this call... draw their attention to the announcement that was put out by the PRA today in which they agreed and welcomed our capital plan. It goes on to talk about AT1 in that statement. Basically the PRA requested that we achieve the leverage ratio as they defined it by June 2014. They did not specify the mix. The mix was Barclays’ decision. They obviously approved the mix. And we took that decision because, as I said before, we wanted to have a plan that we were confident we could execute, that definitively achieved the objective and that was low in execution risk and, as you know, equity convertible AT1 instruments are newer instruments. It’s a nascent market and we think that £2 billion in there is prudent. Over the longer term, we made a commitment in February that 2% of our risk-weighted assets would be in these types of instruments and we still hold that sort of commitment.

Manus Costello, Autonomous

Good morning, everybody. I just wanted to come back to the detail of the calculation of the leverage ratio, please, and I know that to some extent this is technical questions but it does also, I think, go to the heart of trust that we can have as analysts/investors in the way that you’re interpreting rules, that we can be sure that you’re being conservative in the way that you look at things because you talk about £126 billion increase in potential future exposure. Now, that’s been a really big driver of the increased leverage requirement and with respect to that £126 billion, I wonder what actually drove that within CRD IV and why weren’t we aware of that until today?

Secondly, am I right in assuming that the leverage exposure measure you’ve got here does not include any of the recent BIS draft changes and can you give us an idea of how much you think that might increase your requirements by?

And, lastly, I haven’t actually seen the statement out of the PRA yet, Antony, apologies, but can we assume as analysts and investors that we’re there now from a regulatory perspective? Are you done or is there a worry that actually when the BIS draft comes out and you interpret that we find out that your leverage exposure’s gone up by another couple of hundred billion as a result of those and actually there’s an incremental capital requirement? Because there appears to be a drift every time we come back to look at legislation and the drift always seems to be negative for your ratios.

Antony Jenkins

Yes. Well, I mean, you’re right to say there’s a lot of moving parts in this. The calculation that Chris stepped you through is based on the most recent guidance that was issued on CRD IV at the end of June, so it’s very current. I would refer you again to the PRA announcement. It’s well worth taking a couple of minutes just to read it through. The last paragraph says the following. The PRA will shortly issue a consultation paper on its implementation of the capital requirements directive, CRD IV, and we have taken this into account in our review of Barclays Capital plan which I think is a definitive statement, that given what they know and what we know, we’ve fully based this into the plan that we’re sharing with you today.

With regard to your question about is this it, I would say that this very materially reduces the uncertainty around Barclays’ capital position in the regulatory environment and I think the PRA statement is supportive of that and the plan that we’ve announced is the right plan for Barclays.

Manus Costello

And, just to come back to this point about where the leverage exposure measures should go, can you give us any indication of how you think the recent BIS draft might impact the leverage exposure measure?

Antony Jenkins

I think it’s extremely early days to talk about that. The PRA’s going to consult on that. Obviously they knew about that when we were talking to them about this, so at this point in time I think we have to wait and see but our view is, based on our discussions, that we have a comprehensive plan here.

Tom Rayner, Exane BNP Paribas

Yes, good morning, Chris, and good morning, Antony. A couple of questions, please. The first one, I’m just wondering, if the PRA had given you, like Nationwide, until the end of 2015, would you have still felt today that you needed to raise equity, given that your fully loaded Basel III ratios, post these sort of redress costs we’ve heard about today were looking sort of low relative to some peers. I’m just wondering just how much is this really driven by the PRA leverage and the timetable and how much is actually reflecting possibly sort of the other regulatory measures?

And my second question is just to get a better feel for what’s really changed on the whole PPI/swaps issue. Because after Q1, and not just yourselves but other banks, it did seem that the trends we were seeing in the marketplace were coming down, provisions that you guys had were looking almost adequate and suddenly we’re now into a situation where we’re having material increases again. So, I’m just wondering what you feel the real driver of that is. Thanks a lot.

Antony Jenkins

Yes. So, I’ll ask Chris to comment in a minute on the PPI and swaps provision but my intent in taking these provisions is to be conservative. Again, I want to reduce uncertainty around Barclays and I think this has been an area of uncertainty. So, along with the announcement we’ve made on capital, these two things go together to reduce uncertainty. If I could just respond to your first question, the Transform plan that we launched in February had six commitments. We did not make a commitment, as we discussed earlier, on leverage but our belief was that we could accomplish the leverage reduction by the end of 2015. We’ve been requested to do it by the middle of 2014, less than 12 months away, and therefore we had to put together the most effective package of measures to do that and that is what we have done. Chris, do you want to comment on the provisions?

Chris Lucas

Let me touch on the provisions. It’s worth just putting it in context. We provided £3.95 billion for PPI redress and complaint handling costs and in the first half 2013 £2.3 billion has been used, leaving a balance of £1.65 billion. The provision is higher than we expected for a number of reasons. Firstly, there is a higher than expected future flow of complaint volumes. Complaints fell 20% from Q4 to 2013 in line with forecast, however complaint volumes decreased 8% against a forecast reduction of 39% in the second quarter 2013.

So, we’ve seen a dramatic turnaround the second quarter. Similarly, a significant increase in FOS referrals and operating costs and we’ve completed about two-thirds of our proactive mailing with the response rates in line with expectation. When I calculate through, what does that get me to? It gets me a H1 monthly average redress of £85 million or 18 months’ cover. Looking at it another way, I’ve got 18 months’ provision built up before I will have to, if we stick to the existing numbers, go back and revisit. On the interest rate hedging products, we’ve got a considerably larger body of evidence in terms of individual claims that we’ve been processing with a skilled person and the numbers we’ve provided just give us a provision that is closer to what we think is necessary and needed for the completion of our work.

Ed Firth, Macquarie

Good morning, everybody. Just a couple of quick questions. Can I just bring you back to the US leverage requirements? I guess current consensus seems to be looking at somewhere around 5% is the number that they are focussing on. So, can I just ask you to confirm if that is where we end up, which seems to be the thinking, are you confident that as of today you have enough capital to put into your business with the raising you’ve just done? So, I guess that’s the first question.

And the second question is about cost of equity. I guess you’ve always ducked the question about what you use as your cost of equity but I guess that’s pretty crucial because that should be your benefit in terms of the capital-raising you’ve done today. So, can I invite you yet again, I guess, to give us some indication of what you see is your cost of equity and what is your actual target that you’re heading for in 2016?

Antony Jenkins

Yes, I don’t think we’ve ever ducked the cost of equity question. We’ve said it’s currently 11.5%. That’s the cost of equity. What we said was our goal was to get our return on equity above the cost of equity and when we made that commitment, we said we weren’t counting on a material reduction in the cost of equity to get there. On your first question, I would point out that the Fed 5% requirement won’t actually... We don’t believe that this will apply to us because we expect any future intermediate holding company would have total assets that were less than £700 billion because we don’t have a large mortgage business, for example, which some of the US banks have. Can we have the next question, please? We’ve got one question after this, so we’ll take the last two questions and call it a day. Next question, please.

Fahed Kunwar, Redburn

Morning. I just had a couple of questions. I’ll give them both to you. One is just a quick follow-up on the PPI. Your kind of utilisation rate was sitting at around 73% before this provision. That was roughly in line with your domestic peers. But that looks like it’s come down to around a 60% mark with an 18-month cover as well. That looks like you’re being a lot more conservative. Is that something that’s been driven by the regulators or has that been fully driven by your effort to be more conservative around PPI?

And the second question was a more general question on liquidity. So, one of your European peers has also announced quite a significant deleveraging plan as well and obviously your deleveraging plan will be significant and it will continue in some time but I just want to invite you guys to give a thought on how you thought that would impact liquidity in the investment banking space. Obviously the two banks that have announced deleveraging plans are the big credit institutions. Will that look to increase volatility and do you see that impacting earnings going forward or how do you see that playing out over the next few years?

Antony Jenkins

Okay. On the first question, it is driven by our decisioning around taking a conservative posture on PPI. I think on your second question, it seems to me to be a variant on the question that we had before, which is we obviously are going to look at our balance sheet through the lens of gross leverage and return and allocate now not only RWAs but also gross balance sheet to those areas that can bring us the best return. We all know that the investment banking world is most affected by the regulatory changes and by these provisions.

So, as we said strategically in February, we would expect there to be changes to the investment banking model, not just for us but across the industry, over time, which will lead to a reflection of these sort of changes in terms of activities undertaken and that’s really what we’re doing at the moment in terms of rerunning the portfolio review and as we have rerun that, we’ll come back and update you over time. The challenge, of course, is always balancing balance sheet reduction with the impact on revenue and profitability but I think we are acutely aware of that and we’re also desirous of driving down the gross balance sheet over time.

Chira Barua, Sanford Bernstein

Morning, Antony. Just two quick questions. The first one is at what levels of capital and leverage do you want to operate Barclays at going forward and all this noise, when it’s done, what is the core Tier 1 ratio which will be comfortable for you and what leverage ratios? That’s number one.

The second is on dividends. I mean, the whole policy has changed. It’s almost like you’ve raised £6 billion of capital almost and then you said you’re going to pay it back in the next two years. So, why the sudden change in dividend policy or is this also just a two-year policy to circumvent this regulatory interference?

Antony Jenkins

Let me just answer your first question. As we said in February, our CET1 target is 10.5%. We think that’s going to be our target for the foreseeable future. It’s 150 basis points above the 9% which is the 7% target plus the 2% G-SIFI premium. Obviously we’re targeting a 3% leverage ratio. We will maintain a buffer above that. We haven’t entirely decided what that will be but you can think about it in terms of 3% plus.

In terms of dividend policy, we believe it’s important for our shareholders that they get paid dividends and one of the things that we want to do with the package of measures we’ve announced today is not only to reduce uncertainty around capital, uncertainty around the conduct issues but also to give shareholders a sense that they can count on Barclays for dividends and although we’ve described this as about 40-50%, we would expect to maintain dividends in that sort of ballpark for the foreseeable future.

And with that I’m going to draw our call to a close. In conclusion, I’d like to sum up that what we’ve announced this morning has three parts to it; firstly, a really solid performance in the half with our underlying business in good health; second, encouraging early progress on our Transform programme with delivery already apparent in areas such as RWA reduction and on costs and we’re on track to deliver the plan we announced in February; third, bold and decisive action in response to a change in circumstances, action which will ultimately leave Barclays a much stronger institution, action which significantly reduces uncertainty around our business and action which will make our goal of becoming the ‘Go-To’ bank even more attainable.

Our Investor Relations team stand ready to assist with any more questions you have and I look forward to meeting with our investors in the coming days to explain the benefits of our plan further. With that I’ll close the call. Thank you.

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This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays Group’s (the “Group”) plans and its current goals and expectations relating to its future financial condition and performance.

Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may,” “will,” “seek,” “continue,” “aim,” “anticipate,” “target,” “expect,” “estimate,” “projected,” “intend,” “plan,” “goal,” “believe,” “achieve” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairments, charges, business strategy, capital ratios, leverage, payment of dividends, including dividend pay-out ratios, projected levels of growth in the banking and financial markets, projected costs, original and revised commitments and targets in connection with the Transform programme, deleveraging actions (including the Leverage Plan), estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, U.K. domestic, Eurozone and global macroeconomic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and foreign exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued securities, volatility in capital markets, particularly as it may affect the timing and cost of planned capital raisings, the policies and actions of governmental and regulatory authorities (including, among others, requirements regarding capital and Group structures, regulatory approval for any dividend it proposes, and the potential for one or more countries exiting the Eurozone), changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (“IFRS”) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS and prudential capital rules, the outcome of current and future legal proceedings, future levels of conduct provisions, the success of future acquisitions and other strategic transactions and the impact of competition, a number of which factors are beyond the Group’s control. As a result of these uncertain events and circumstances, the Group’s actual future results, dividend payments and capital and leverage ratios may differ materially from the plans, goals and expectations set forth in such forward-looking statements. The list above is not exhaustive and there are other factors that may cause the Group’s actual results to differ materially from the forward-looking statements contained in this announcement. Additional risks and factors are identified in Barclays filings with the SEC, including in the Barclays PLC and Barclays Bank PLC Annual Report on Form 20-F for the fiscal year ended 31 December 2012, which is available on the SEC’s website at http://www.sec.gov. You are also advised to read carefully the additional risks and other factors that will be identified in the applicable U.K. prospectus and the applicable U.S. prospectus before making any investment decision in the rights issue.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the Prudential Regulation of growth in the banking and financial markets, projected costs, commitments in connection with the Transform Programme, estimates of capital Authority, the Financial Conduct Authority, the London Stock Exchange plc (the “LSE”) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC.

Nothing in this document is intended, or is to be construed as a profit forecast or to be interpreted to mean that earnings per Barclays share for the current or future financial years will necessarily match or exceed the historical published earnings per Barclays share.

Certain non-IFRS measures

This document includes certain non-IFRS measures. These non-IFRS measures are important to understanding the background of, and rationale for, the rights issue as well as the Group’s capital and leverage position in light of the implementation of CRD IV and requirements of the Prudential Regulation Authority (“PRA”). The CRD IV-based measures have been calculated on the basis of the Group’s current interpretation of CRD IV. These regulatory measurements are not yet in force and are not yet required to be disclosed by the Group and, as such, represent non-IFRS measures. Measures presented on a “transitional” basis are calculated by taking into account the FSA’s statement on CRD IV transitional provisions in October 2012, assuming they were applied as at 30 June 2013. Measures presented on a “fully loaded” basis are calculated without applying CRD IV transitional provisions and assume that the phase-in of the transitional provisions is complete and all of CRD IV applied in the form that the Group currently expects it to apply. The final impact of CRD IV is dependent on technical standards to be finalised by the European Banking Authority and on the final UK implementation of the rules. The Group’s interpretation of CRD IV and the basis of the Group’s calculation of CRD IV-based measures may be different from those of other financial institutions. This document includes the following CRD IV-based metrics, which are described in more detail in the Group’s 2013 Interim Results and Leverage Plan presentation dated 30 July 2013 to which this script relates (“Results and Leverage Plan Presentation”) and in the Group’s announcement (Barclays PLC Announces Leverage Plan) dated 30 July 2013.

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CRD IV CET1 capital on a transitional and fully loaded basis. See the “Estimated Impact of CRD IV – Capital and RWAs” table in the Results and Leverage Plan Presentation for a reconciliation of CRD IV CET1 capital to Core Tier 1 capital, which is calculated on the basis that currently applies to the Group under applicable regulatory requirements.

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CRD IV risk weighted assets (“RWAs”) on a transitional and fully loaded basis. See the “Estimated Impact of CRD IV – Capital and RWAs” table in the Results and Leverage Plan Presentation for a reconciliation of CRD IV RWAs to RWAs as calculated on the basis that currently applies to the Group under applicable regulatory requirements.

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CRD IV CET1 ratio on a transitional and fully loaded basis, which represents CRD IV CET1 capital divided by CRD IV RWAs. See the “Estimated Impact of CRD IV– Capital and RWAs” table in the Results and Leverage Plan Presentation for a reconciliation of the components of the CRD IV CET1 ratio to the respective components of Core Tier 1 ratio, as calculated on the basis that currently applies to the Group under applicable regulatory requirements.

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CRD IV leverage exposure on a fully loaded basis. CRD IV leverage exposure makes certain adjustments to Total assets under IFRS in accordance with the Group’s interpretation of CRD IV requirements. See the “Movements in CRD IV and PRA leverage ratios” table in the Results and Leverage Plan Presentation for a reconciliation of CRD IV leverage exposure to Total assets under IFRS.

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CRD IV leverage ratio on a fully loaded basis, which represents CRD IV CET1 capital divided by CRD IV leverage exposure. See the “Estimated Impact of CRD IV – Capital and RWAs” table in the Results and Leverage Plan Presentation for a reconciliation of CRD IV CET1 capital to Core Tier 1 capital, and see the “Movements in CRD IV and PRA leverage ratios” table in the Results and Leverage Plan Presentation for a reconciliation of CRD IV leverage exposure to Total assets.

With respect to the metrics reflecting the PRA adjustments – PRA-adjusted fully loaded CET1 capital and PRA leverage ratio – referred to in this document, these metrics apply the PRA adjustments to the Group’s fully loaded CRD IV CET1 capital and CRD IV leverage ratio, respectively. Reconciliations of the PRA-adjusted fully loaded CET1 capital to the Group’s CRD IV CET1 capital on a fully loaded basis and of the PRA leverage ratio to the Group’s CRD IV leverage ratio are shown in the table entitled “Movements in CRD IV and PRA leverage ratios” in the Results and Leverage Plan Presentation.

This document also includes certain non-IFRS measures in connection with the Group’s results for the half-year ended 30 June 2013. Barclays management believes that the non-IFRS measures included in this document provide valuable information to readers of its financial statements because they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Key non-IFRS measures included in this document, and the most directly comparable IFRS measures are described below. Quantitative reconciliations of these measures to the relevant IFRS measures are included in Exhibit 99.1 of the Group’s Form 6-K filed with the SEC on 30 July 2013 with respect to the Group’s half-year results, and such quantitative reconciliations are incorporated by reference into this document.

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Adjusted profit/(loss) before tax is the non-IFRS equivalent of profit/(loss) before tax as it excludes the impact of own credit; gains on debt buy-backs; impairment and disposal of the investment in BlackRock, Inc.; the provision for Payment Protection Insurance redress payments and claims management costs (“PPI redress”); the provision for interest rate hedging products redress and claims management costs (interest rate hedging products redress); goodwill impairments; and gains and losses on acquisitions and disposals. The regulatory penalties relating to the industry-wide investigation into the setting of interbank offered rates have not been excluded from adjusted measures.

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Adjusted attributable profit represents adjusted profit/(loss) after tax less profit attributable to non-controlling interests. The comparable IFRS measure is profit attributable to equity holders of the parent.

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Adjusted income and total income/(expense) net of insurance claims on an adjusted basis represents total income/(expense) net of insurance claims excluding the impact of own credit and gains on debt buy-backs.

•	Adjusted operating expenses represents operating expenses excluding the provision for PPI redress, provision for interest rate hedging product redress and goodwill impairment.

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Adjusted cost: income ratio represents cost:income ratio excluding the impact of own credit, gains on debt buy-backs, gain on disposal of strategic investment in BlackRock, Inc., the provision for PPI redress, provision for interest rate hedging product redress, and goodwill impairment. The comparable IFRS measure is cost: income ratio, which represents operating expenses to income net of insurance claims.

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Adjusted basic earnings per share represents adjusted profit attributable to equity holders of the parent divided by the basic weighted average number of shares in issue. The comparable IFRS measure is basic earnings per share, which represents profit after tax and non-controlling interests, divided by the basic weighted average number of shares in issue.

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Adjusted return on average shareholders’ equity represents adjusted profit attributable to equity holders of the parent divided by average equity. The comparable IFRS measure is return on average shareholders’ equity, which represents profit after tax and non-controlling interests, divided by average equity.

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Adjusted return on average tangible shareholders equity represents adjusted profit attributable to equity holders of the parent divided by average tangible equity. The comparable IFRS measure is return on average tangible shareholders equity, which represents profit after tax and non-controlling interests, divided by average tangible equity.

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Adjusted return on average risk weighted assets represents adjusted profit after tax, divided by average risk weighted assets. The comparable IFRS measure is return on average risk weighted assets, which represents profit after tax divided by average risk weighted assets.

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Adjusted gross leverage is a non-IFRS measure representing the multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets adjusted to allow for derivative counterparty netting where the Group has a legally enforceable master netting agreement, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. This measure has been presented as it provides for a metric used by management in assessing balance sheet leverage. Barclays management believes that disclosing a measure of balance sheet leverage provides useful information to readers of Barclays financial statements as a key measure of stability, which is consistent with the views of investors. The comparable IFRS measure is the ratio of total assets to total shareholders’ equity.